Exhibit 99.1

Brian Booth Joins Claude Resources Board

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, April 4, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude" or the "Company") is pleased to announce that Mr. Brian Booth has joined the Company's Board of Directors.

Mr. Booth currently serves as the President and Chief Executive Officer of Pembrook Mining Corp., an exploration company based in Vancouver, B.C., Canada.  Mr. Booth holds a B.SC. in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario.

Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec.  He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990 and was subsequently appointed to the board of Societe D'Exploration Miniere Vior Inc..  In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery.  He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra.  Mr. Booth served as the Chief Executive Officer and President of Lake Shore Gold Corp. and later as a Director.  At Lake Shore, Brian led the team that completed the drilling of the gold resources and the pre-feasibility study at the Timmins West deposit, purchased the Bell Creek mine and mill and discovered the Thunder Creek gold deposit.

Mr. Booth who serves on the Boards of Pembrook Mining Corp., and Northern Superior Resources Inc. brings more than 30 years experience in mineral exploration throughout Canada, South America, Europe and Southeast Asia

"We are pleased to have Mr. Booth join our Board. Brian will add to our board dynamics with his geological background and his experience as a business leader. We expect him to provide new insight to the management team and board of directors and we look forward to working closely with him as we grow the Company," stated Ted Nieman, Chairman of the Board.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain "forward-looking" statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 04-APR-12